SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For October 20, 2011

MetroGas Inc.
(Translation of registrant’s name into English)

MetroGAS S.A.
Gregorio Araoz de Lamadrid 1360
(1267) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: October 20, 2011	By:	/s/ Eduardo Villegas Contte
		Name:	Eduardo Villegas Contte
		Title:	Finance Director

www.metrogas.com.ar
Buenos Aires, October 19, 2011

To
Electronic Open Market

Re.: CR 188073 and ME 188.103 – Purchase Option Agreement of Gas Argentino S.A. Stock

Dear Sirs,

We are writing in reply to your Note about the expiration of the deadline to exercise the stock purchase option of Gas Argentino S.A. Class A shares by YPF Inversora Energética S.A. to BG Inversiones Argentinas S.A. (“the Parties”) as reported on June 3, and the possible extension of the agreement.

Please be informed that it has come to our attention that the Parties have decided to extend the deadline to exercise the stock purchase option until December 26, 2011, as per their notice sent to the Buenos Aires Stock Exchange on October 17, 2011 and the National Securities Commission (Comisión Nacional de Valores) on October 18, 2011.

Yours sincerely,

/s/ Magdalena Gonzalez Garaño

Magdalena Gonzalez Garaño
Market Relations